June 20, 2013

United States Securities and Exchange Commission
Washington, D.C. 20549

RE:  Registration Statement on Form S-3 (333-189459)  (the “Registration Statement”)

Dear Sir or Madam:

On June 19, 2013, we filed the above referenced Registration Statement on Form S-3 on behalf of Fulton Financial Corporation.  Due to an administrative error, the Registration Statement was incorrectly EDGAR coded as an “S-3”.  It should have been coded as an “S-3/ASR”.  As a result of this error, we would like to request the withdrawal of the Registration Statement pursuant to Rule 477.  No securities were sold in connection with the offering.   Please contact Kim Decker at 717-399-1506 if you have any questions regarding this application for withdrawal.

    By: /s/ Mark Crowe
                        Mark Crowe, Associate Legal Counsel
                        Fulton Financial Corporation